EXHIBIT 12.1
Accellent Inc.
Ration of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2008	2009	2010	2011	2012
Pre-tax (loss) income	$(12,710)	$1,971	$(23,673)	$(10,725)	$(16,985)
Interest expense, net	65,257	56,569	73,939	68,883	69,097
Interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Interest portion of rent	2,691	2,830	2,692	2,731	2,780
Earnings (loss)	55,238	61,370	52,958	60,889	54,892
Fixed charges	$67,948	$59,400	$76,631	$71,614	$71,877
Ratio	—	1.03	—	—	—
Deficiency	$(12,710)	$—	$(23,673)	$(10,725)	$(16,985)